Exhibit 99.II-1(g)

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A

positive

result.

Annual Report 2006

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2006 marks BBI’s 20th year operating in the development and manufacture of rapid results, non-invasive diagnostic tests for the Point of Care (POC) market. Rapid tests are increasingly used at the doctor’s surgery or patient’s bedside, and provide patients with immediate results, without the added time or anxiety associated with laborious lab analysis and additional medical consultations.

BBI is recognised globally for the production of superior quality gold reagents which are used within such tests, along with its expertise in working with industry partners to develop and manufacture large volumes of tests.

BBI’s reputation is built on working to the highest standards, providing superior service, and delivering on our promises. We are committed to supplying good quality products that are consistent with the expectations and requirements of our customers: reliable, innovative and technologically advanced, and created in a working environment which provides career enhancing opportunities for all employees, whilst generating returns for our shareholders.

BBI would like to welcome you to this year’s Annual Report. Please contact us on +44 (0) 29 2074 7232 with any enquiries.

David Evans, Chairman

Highlights	1
About BBI	2
Chairman’s Statement	4
Operating and Financial Review	6
Board of Directors and Advisers	10
Directors’ Report	13
Corporate Governance	15
Directors’ Remuneration Report	17
Statement of Directors’ Responsibilities	19
Independent Auditors’ Report	20
Consolidated Profit and Loss Account	21
Consolidated Balance Sheet	22
Company Balance Sheet	23
Consolidated Cash Flow Statement	24
Notes to the Financial Statements	25
Notice of Annual General Meeting	36
Glossary	IBC

Highlights

Operational Highlights

•                  Record year for gold reagents, up 25% year on year

•                  Significant increase in sales of GlucoGel – three-fold growth achieved

•                  16 products now being manufactured compared to 11 in 04/05

•                  Three new R&D contracts signed including blue chip company Talecris (formerly Bayer)

•                  Signed IMI agreement – unique to industry

Financial Highlights

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About BBI

Where we operate
Turnover by geographical spread

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North America	35%
United Kingdom	39%
RO Europe	17%
ROW	9%

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Who makes it happen?

British Biocell’s team of Directors is responsible for overseeing the core divisions of BBI, developing strategies for growth, achieving targets, and building and managing strong teams of personnel.

With the exception of John Underwood, who joined in early 2006, BBI’s strong management team has been contributing to our success for a number of years. The company’s excellent working practices, conditions, and investment in good staff means that our retention rate is high, and the company’s team of directors possess an industry knowledge and experience that is second to none. The input and vision of the management team has impacted significantly on the success of BBI, and it’s presence will have a bearing on the company’s performance moving forward.

Lyn Rees
Sales & Marketing Director

Lyn joined BBI in 1999 and has been responsible for developing and achieving BBI’s ambitious sales strategies. He is an experienced international sales manager with a track record of sales and product growth in the global market. From April 2006, Lyn will be appointed Managing Director of BBI Healthcare.

Paul Christopher
Operations Director

Paul joined BBI in 2000, and has over 17 years experience in lateral flow development and manufacture. Paul’s remit covers the development and manufacture of products within the company’s Operations division, and he has worked on many internal products within BBI.

John Underwood B.Sc,
Quality Director

John joined BBI in February 2006 from Ortho Clinical Diagnostics (a Johnson and Johnson company), and brings to the company extensive quality assurance and manufacturing experience having spent several years within the in-vitro diagnostics industry. As a qualified lead assessor, John has considerable first hand knowledge of developing quality systems and guiding companies through inspections from a number of external regulatory bodies, notably the FDA and LNE/G-MED.

Stephen Young ACMA,
Finance Director,
Company Secretary

Stephen has been with BBI since 2001, when he joined from Chubb PLC. He is a Qualified Management Accountant and has held a number of senior financial management positions within manufacturing businesses.

James Carney, PhD,
CChem, MRSC,
Technical Director

Jim joined BBI in 2001, and has built a successful career within the diagnostic market place spanning more than 30 years. He has in-depth technical experience, and has developed a wide range of assays and formats.

What we do: Core competencies

BBI’s gold reagents have been used in millions of rapid tests globally. Since we first developed our ‘in-house recipe’ for gold nanoparticles – perfectly spherical, cluster-free colloid – in 1986, we have grown significantly. From a start-up company supplying small orders to research divisions and academia 20 years ago, BBI has become one of the leading suppliers of gold reagents to a global blue chip customer base.

Gold colloid and conjugate manufacture

During the conjugation process, gold colloid is attached to specific antibodies or antigens. These conjugates can then be used within diagnostic tests, where the gold conjugate will react to a sample and the red colour of the colloid will act as a ‘marker’ to show a positive or negative result. Such tests work in a similar way to a pregnancy test, for example, where the sample flows up a test strip. This process is known as lateral flow.

Due to the quality manufacturing process of BBI’s gold reagents, they are reproducible so they can be made in bulk volume, and are stable so they provide highly accurate results time after time.

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Contract development

BBI offers a range of flexible development services for our customers, whereby we work alongside in-house research and development (R&D) teams to create workable platforms for specific applications.

BBI’s team of scientists has many years’ experience in developing tests for customers, and we have developed many diagnostic products using various technologies. Key areas of expertise include the development of single and multi-analyte, qualitative and semi-quantitative assays using various technologies including readers, end-to-end technology, lateral flow, and flow-through tests.

At any one time we are working on a number of development projects that — once the test is commercialised — will provide significant benefits to the market. Recent projects have included tests to detect infectious agents, allergens, steroid hormones, and food borne pathogens.

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Contract manufacture

Once the R&D of the test has been complete, BBI is also able to manufacture tests for customers. We currently operate a manufacturing facility from our headquarters in Cardiff, and an additional R&D facility in Madison, Wisconsin, USA. As with all areas of the business, our manufacturing facilities always operate to the highest quality standards and every single stage is governed by stringent quality control procedures. Our fully equipped facilities allow us to be extremely flexible to our customers’ requirements. Whether customers are looking for an early trial batch of hand assembled tests, or require a manufacturing batch running into millions of units, we are able to meet these needs.

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GlucoGel (formerly known as HypoStop)

GlucoGel is a dextrose gel that has been used by people with diabetes since 1984. However, although the product has been in the marketplace for 20 years, its potential has never been fully reached due to a lack of marketing support and a reactive sales order process.

In 2004, BBI acquired HypoStop, rebranded it, and put in place a strong sales and marketing strategy to drive sales of GlucoGel. A highly experienced field sales team was subsequently appointed and tasked with visiting every Diabetes Specialist Nurse in the UK to present the product and raise awareness.

 The strategy has worked, and sales of GlucoGel have contributed significantly to the financial success of the company during the past 12 months. We will continue to build on this success with an increased product range of novel health care products that fully utilise the strong sales and marketing strategies already in place.

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Chairman’s Statement

David Evans
Chairman

Share price up 128% since the IPO in April 2004

The Board is continually looking at other acquisitions which have a synergistic fit with the business, leading to increased shareholder value.

Dear Shareholder

I am pleased to report that the financial year ended 31 March 2006 has been a successful one for the group as it celebrates 20 years in the diagnostics industry.

Introduction and overview

Following the flotation of the group on AIM in the last financial year, the company has built on this success and entered into a number of agreements and transactions with third parties to enhance shareholder value. As mentioned in my report last year, two significant transactions took place during the 2005/06 financial year.

On 22 June 2005, the group entered into an agreement with Inverness Medical Innovations (IMI) whereby, in return for IMI granting freedom to operate rights under their patent portfolio, IMI has a five-year option to purchase 25% of the ordinary shares of the company, in issue at the time of entering into the agreement at a price of £1 per ordinary share.

During the year, the group invested £293,000 in Quotient Diagnostics Limited in the form of convertible loan stock which, if converted, entitles the group to 12.35% of the share capital of the company. On 20 July 2006 the group also exercised an option to purchase a further 10% of the share capital at an exercise price of £410,000.

In addition to the two agreements mentioned above, on 27 March 2006 the group signed an exclusive manufacturing agreement with US-based Verax Biomedical Limited. Under the terms of this agreement, BBI will manufacture Verax’s PGD Platelet test for the global marketplace.

Results

Turnover for 2006 increased 37% to £6.35 million (2005: £4.63 million); this has primarily been as a result of a 219% growth in revenue of the diabetes support product GlucoGel (formerly HypoStop). In addition, revenues from gold colloid and conjugate manufacture have risen by just over 25%. The gross profit increased 53% to £3.9 million (2005: £2.54 million) and the gross profit percentage increased from 55% in 2005 to 61% as a result of a greater proportion of sales being attributable to high margin products such as GlucoGel and gold colloid sales.

The earnings before interest, tax and amortisation increased 87% to £1.46 million (operating profit of £1.18 million plus goodwill amortisation of £0.28 million) (2005: £0.78 million — operating profit of £0.54 million plus goodwill amortisation of £0.24 million), with the overall operating profit increasing 117% to £1.2 million (2005: £0.55 million).

Overall, there was a profit after tax for the year of £0.81 million (2005: £0.09 million) which resulted in earnings per share of 3.7p (2005: earnings per share of 0.1p). These results are expected to continue to improve in the coming year as we see further growth in the business.

The group has net assets of £7.20 million (2005: £5.49 million), with cash at bank of £1.45 million (2005: £1.14 million made up of cash at bank of £0.44 million and current asset investments of £0.70 million on one month treasury deposit with our bank).

Post balance sheet events

On 18 April 2006, the group agreed to acquire Alchemy Laboratories Ltd (‘Alchemy’), a Dundee-based rapid result diagnostic test company, for £4.5 million in cash and shares. This acquisition will help expand BBI’s service portfolio and provide capacity to take on new manufacturing contracts.

Following the acquisition, I am pleased to welcome Richard Lamotte, Managing Director of Alchemy, to the Board of BBI. He has over 20 years’ experience in the diagnostics industry and will be responsible for the Alchemy business unit.

The group raised £3.0 million before expenses (£2.7m net) through a placing of new ordinary shares with £2.2 million to be used to satisfy the cash element of the consideration and £500,000 to provide additional working capital for the group.

On 4 July 2006, the group acquired 100% of the issued share capital of both Audiometrics Ltd and CDx Ltd for an initial consideration of £200,000 in cash plus ongoing royalties and milestone based payments. These companies distribute a talking blood glucose meter reader for the visually impaired, called SensoCard Plus. The acquisition gives BBI exclusive distribution rights for the product within the UK and shared rights for the USA, Canada and India.

On 19 July 2006, the group acquired 100% of the issued share capital of Qnostics Limited, a molecular quality control production company based in Glasgow, for a consideration of £522,500 in cash and shares.

20 years of experience

BBI’s mission:

To develop, manufacture and supply high quality diagnostic reagents and point of care services to the global diagnostic market place.

And this is what BBI has achieved in its first 20 years. BBI currently employs 125 staff across four facilities in the UK and US, and continues to grow in size, competence, and reputation to consistently achieve our ambitious strategy year after year.

1986

•                             John Chandler at Cardiff University provides immunogold reagents to the marketplace.

•                             Biocell Research Laboratories created in Cardiff.

1990

•                             Established as leader in the electron microscopy research field.

•                             Distributors established in 15 countries worldwide.

•                             Identified strong market potential with secret recipe formula for superior quality gold colloid manufacture.

•                             Strategic move into the £23 billion global in-vitro diagnostics market.

1995

•                             Biocell Research Laboratories relaunches as British Biocell International, (BBInternational in the US).

•                             BBI builds on its in-house expertise and launches a unique ‘full service’ for rapid test development.

•                             Experienced international sales and marketing operation in place.

•                             Off-the-shelf product range increased.

•                             90% of sales exported to some of the world’s largest diagnostics companies.

2000

•                             Management buy-out led by Managing Director Julian Baines.

•                             Stakeholders include 6 Heads of Department tasked with growing divisions of Sales & Marketing, Gold Reagents, Research & Development, and Manufacturing Operations.

2003

•                             Completion of first major development projects for Merck, featuring five lateral flow tests for food borne pathogens: E-coli, campylobacter, listeria, salmonella, verotoxin.

•                             First major manufacturing contract secured for these projects.

2004

•                             28 April 2004 – Flotation of BBI Holdings onto the London Alternative Investment Market.

•                             Cash raised used to repay Venture Capitalists. All immediately reinvested.

•                             BBI acquires HypoStop dextrose gel from Bio Diagnostics.

•                             Quality products and services make BBI a cash generative business, taking advantage of profitable growth opportunities and adding value for shareholders.

2005

•                             BBI signs a unique agreement with Inverness Medical Innovations, enabling us to offer manufacturing customers patent protection on selected non-competing lateral flow patents owned by IMI.

•                             BBI Research launched in Madison, Wisconsin, bringing BBI’s extensive R&D resource closer to US-based customers and providing a dedicated resource to US Navy.

•                             HypoStop is rebranded as GlucoGel and launched to the diabetes market with proactive sales and marketing strategy.

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The share element of the payment will be settled via the issue of 332,921 ordinary 2.5p shares.

On 21 July 2006 the group announced its intention to exercise an option to purchase a further 10% of the share capital of Quotient Diagnostics Limited at an exercise price of £410,000.

Overview and prospects

In order to manage the group more effectively and maximise returns to stakeholders, the Board has split the group into three operating divisions:

•                             BBI Healthcare – specialising in the sale and distribution of diabetes and healthcare related products, which will be responsible for GlucoGel.

•                             BBI – specialising in gold colloid sales, rapid test contract development and the development of the group’s own intellectual property.

•                             Alchemy – specialising in manufacturing and some rapid test development where applicable.

The Group has also set up a US subsidiary, BBI Research Inc, to work on contract development and assist further growth in our largest market, which has resulted in the group winning a tender with a value of $160,000.

With the new corporate structure and the significant acquisitions and agreements that have been made, the BBI group is well placed to compete successfully in the rapid test Point of Care diagnostics market. The acquisitions that have been made have further diversified BBI’s revenue streams, lessening the dependence on current key clients and individual geographic locations.

The Board is continuing to invest in research and development to further enhance its intellectual property and is continually looking for other acquisitions which have a synergistic fit with the business, leading to increased shareholder value.

The share price has continued to strengthen in comparison with the prior year with a low of 78.5p in May 2005 and a high of 100p in January 2006, ending at 95.5p on 31 March 2006.

The continued support of our investors, customers, and suppliers is much appreciated. The Board recognises that the progress made over this period would not have been possible without the dedication and determination of all our staff and, on behalf of the Board, I offer our warmest thanks to them.

David Evans
Chairman
21 July 2006

Operating and Financial Review

Julian Baines

CEO

Operating Profit up 118%

We have consistently sought to recruit and retain the best employees in our market, and this has contributed to our success in developing, manufacturing and selling our products in the UK and overseas.

Long-term strategy and business objectives

BBI specialises in the development and manufacture of non-invasive lateral flow tests, or In Vitro Diagnostics (IVD). Such tests offer a rapid and cost-effective diagnosis for the Point of Care (POC) market, as they are not laboratory based and can be used by clinicians in situ.

BBI is taking a four-point approach to its strategic development aimed at driving strong growth in all core businesses. The approach is based around:

•                             Expand reagents business into new markets and industry segments.

•                             Expand Point-of-Care manufacturing – niche products to global markets.

•                             Increase diabetes product portfolio and geographical coverage.

•                             Making further acquisitions that will be earnings enhancing.

Results for 2005/6 financial year

A summary of the key revenue areas is set out below:

	2006	2005
	£’000	£’000

Gold colloid and conjugate manufacture	2,009	1,605
Contract product development	1,531	1,358
Rapid test manufacture	797	734
GlucoGel	1,836	575
Other sales	178	360
	6,351	4,632

There has been a 37% overall increase in turnover during the year. This has primarily been as a result of a 219% growth in the diabetes support product GlucoGel (formerly HypoStop).

Revenues from gold colloid and conjugate manufacture have risen by just over 25%. This is primarily as a result of organic growth with a number of larger blue chip companies increasing their volumes of well established diagnostic tests.

Contract product development revenues have increased by 13% and rapid test manufacturing by 8%. Both areas had been affected by customer delays in the first half of the year which were outside the group’s control. The delays were subsequently resolved and resulted in the revenues in the second half of the year being up 23% and 21% respectively on the first half of the year.

Other sales include those of Quickcards of £69,000 (2005: £140,000). As a result of the falling sales and low margin, this part of the business was divested during the year. No disclosure in respect of discontinued operations has been given in relation to the sale of the Quickcards business due to the assets, liabilities, results of operations and activities not being clearly distinguishable for financial reporting purposes.

The remaining other sales of £109,000 (2005: £220,000) are a combination of the buying and selling of machinery from our suppliers in conjunction with fees charged for other services such as distribution and licensing agreements.

Risks and uncertainties

There are a number of potential risks and uncertainties which could have a material impact on the group’s long-term performance.

Competitor risk

The group operates in a competitive market with significant product innovations. We are subject to the threat of our competitors launching new products which could render our range of tests obsolete and so result in rapid loss of market share. To reduce this risk, the group has developed or acquired a range of products so that it is not overly dependent on one area or individual customers to drive growth. We are also in contact with our customers to ensure that our own products continue to meet their needs. The group continues to invest in research and development to ensure that the tests we develop are at the forefront of technology and meet customer requirements.

Manufacturing risk

The group’s manufacturing facilities could be disrupted for reasons beyond the group’s control.

Due to the rapid advancement in manufacturing technology, facilities can also become outdated, affecting efficiency and product quality which in turn has a detrimental impact on cost of sales and profit margins. The management team keeps the Board up to date and informed of the availability and need for new manufacturing facilities.

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“There is a very immediate need for more effective methods of screening blood. The commitment of partners like BBI enables us to service the global needs for such resources.”

Joe Straight, CEO of Verax Biomedical Inc, commenting on the development of a new blood test for Platelet PGD.

Treasury risk

The group’s funding, liquidity and exposure to interest rate and foreign exchange risk is managed by its finance department. Historically, foreign currency transactions have not been significant. No financial derivatives are currently utilised by the group. The Board continues to monitor the group’s requirements and policies as the business continues to grow.

Resources

The group has the following key resources which assist it in the pursuit of its key activities:

•                             Employees who have extensive knowledge and expertise in the development and manufacture of tests.

•                             Employees with extensive knowledge of the key markets.

•                             A strong reputation for the provision of gold colloids for sensitive rapid diagnostic tests.

•                             A licence agreement with Inverness Medical Innovations giving BBI access to IMI lateral flow patents.

Our people

We have consistently sought to recruit and retain the best employees in our market and this has contributed to our success in developing, manufacturing and selling our products in the UK and overseas. The group has a policy of equal opportunities which applies to the recruitment of all new employees and to the management of existing personnel.

Gold colloid

BBI has built up a substantial knowledge base in gold colloids and conjugation techniques which bind specific markers to gold. This has enabled BBI to offer a conjugation service to diagnostics companies and manufacture conjugates that can be used as detector reagents in test systems.

IMI Licence

In June 2005, BBI entered into a licence agreement with IMI giving it further access to IMI lateral flow patents, which covers products that BBI currently develops for itself and for clients. This enables BBI to offer additional development and manufacturing services to clients who may have previously infringed IMI patents. Clients working with BBI on lateral flow diagnostic test development are now better protected from legal challenges and will have the freedom to operate without being concerned that they could be challenged by IMI when commercialising their products.

Turnover by product

32%	Gold
29%	Glucogel
24%	Product Development
13%	Test Manufacture
2%	Other

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Revenue and operating profit

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Earnings per share

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Financial Review

Revenue

There has been a 37% increase in revenues during the year together with a significant increase in operating profit. This has occurred primarily as a result of increased revenues and margins arising from the GlucoGel diabetes support products, together with continued organic growth in the revenues from gold conjugates.

Gross margin and underlying operating profit

The gross percentage profit on sales has increased to 61% in 2006 (2005: 55%). This increase in margin has arisen as a result of a change in the mix of products sold with higher margin products, GlucoGel being 29% of sales (2005: 12%) and gold colloid and conjugate manufacture 32% of sales (2005: 35%).

Administrative expenses including goodwill amortisation were £2.81 million (2005: £2.10 million). Goodwill amortisation increased to £0.28 million (2005: £0.24 million). Other administrative expenses increased to £2.53 million (2005: £1.86 million). The main area of growth was staff where numbers increased to 83 (2005: 64) and the staff costs rose to £2.05 million (2005: £1.56 million).

The earnings before interest, tax and amortisation (EBITA) rose to £1.48 million (operating profit of £1.2 million plus goodwill amortisation of £0.28 million) (2005: £0.79 million – operating profit of £0.55 million plus goodwill amortisation of £0.24 million), with the overall operating profit increasing 117% to £1.2 million (2005: £0.55 million).

Taxation

The taxation charge for the year was £312,000 (2005: £39,000), an increase of £273,000 on the previous year, reflecting the higher profit in the current year. The effective tax rate for the group reduced to 27.9% (2005: 30.3%). A reconciliation of the effective tax rate is included in note 6 to the financial statements.

Earnings per share

Basic earnings per share increased to 3.7p per share (2005: 0.1p per share). Diluted earnings per share, after taking into consideration share options in existence, increased to 2.8p per share (2005: 0.1p per share).

Dividends

The directors propose the payment of a dividend of 0.5p per share (2005: £nil).

Capital expenditure

The company has invested £340,000 increasing the infrastructure of the group.

Capital structure

On 6 December 2005, 1,066,440 ordinary shares of 2.5p each were issued for a gross consideration of £956,000. Following the year-end, the group raised £3.0 million before expenses (£2.7 million net) through a placing of new ordinary shares, with £2.2 million to be used to satisfy the cash element of the consideration for the purchase of Alchemy and £500,000 to provide additional working capital for the Group. Further shares of 332,921 will be issued to satisfy the share element of the Qnostics acquisition.

Cash flow

There was a net cash inflow from operating activities of £1.51 million (2005: £0.12 million outflow). This was attributable to the higher operating profit for the year compared with the previous year together with a smaller increase in debtors of £0.03 million (2005: £0.30 million) and an increase in creditors of £0.12 million (2005: decrease £0.63 million).

There was an increase in cash balances in the year to £1.45 million (2005: £0.44 million) and the business is in a strong cash position.

Future outlook

The group is operating in a competitive market and the Board’s restructuring of the management of the business into three operating divisions will enable significant growth to be achieved in the forthcoming year. The factors influencing this growth include the following:

•                             An increased demand in the market for rapid tests using gold colloid reagents.

•                             The ability to win new development contracts through the agreement with IMI.

•                             Significant increases in test manufacturing revenues.

•                             Continued growth in GlucoGel sales in the UK and the launch of sales overseas.

In addition, the Board will continue to evaluate potential acquisitions and third party collaborations/agreements which can enhance the earnings of the group.

“In order to confirm that our QuoTest system can match the accuracy of the laboratory process, we could have no stronger partner than BBI.”

Simon Harris, Commercial
Director at Quotient Diagnostics

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Julian Baines

CEO
21 July 2006

Board of Directors and Advisers

David Evans
Chairman

David Evans, Chairman (46)

David has considerable expertise within the diagnostic industry. As Financial Director, he was a key member of the team that floated Shield Diagnostics Group Plc in 1993 and was Chief Executive Officer responsible for the merger of Shield Diagnostics Group Plc with Axis Biochemicals ASA of Norway in 1999 to create Axis Shield Plc, which he left in November 2000. He was appointed to the Board of BBI in January 2001 and is also currently involved in a non-executive capacity with several other companies.

Julian Baines
CEO

Julian Baines, CEO (42)

Julian has considerable expertise in sales and quality assurance within the diagnostic industry. Prior to his appointment as Sales Director, he ran his own quality assurance consultancy, specialising in the diagnostic industry with a worldwide customer base. He was responsible for the management buy-out in November 2000 and for securing the high-profile development contracts won by BBI.

Richard Lamotte
Executive Director

Richard Lamotte, Executive Director (44)

Richard has over 20 years’ experience of the diagnostic market, and specialises in lateral flow assay development, manufacture, automation and equipment. Richard founded Alchemy Laboratories in 1998, and prior to its acquisition by BBI in May 2006, the company specialised in the development and manufacture of colloidal gold particles, test development and manufacturing systems.

Kevin Wilson
Non-Executive

Kevin Wilson, Non-Executive Director (55)

Kevin was appointed to the Board on 22 April 2004; he is currently a consultant for Zeus Capital which he joined in 2003. Previously, he worked in corporate finance at Old Mutual Securities. Prior to that, he was in corporate finance at NatWest Markets. Kevin is a visiting fellow at the Manchester Business School, and Honorary Senior Lecturer in Finance and Accounting at the University of Lancaster.

Jonathan Gregory
Non-Executive
Director

Jonathan Gregory, Non-Executive Director (44)

Jonathan qualified as a chartered accountant in 1985. He is a partner of MPE Partners LLP (formerly GLE Development Capital) which he joined in 1995. Jonathan has over 20 years’ experience working with unquoted companies. He joined the Board of BBI in November 2000 at the time of the management buy-out.

Secretary
Mr Stephen Young

Registered Office
Golden Gate
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Teather & Greenwood
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Financial PR
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Accounts

Directors’ Report	13
Corporate Governance	15
Directors’ Remuneration Report	17
Statement of Directors’ Responsibilities	19
Independent Auditors’ Report	20
Consolidated Profit and Loss Account	21
Consolidated Balance Sheet	22
Company Balance Sheet	23
Consolidated Cash Flow Statement	24
Notes to the Financial Statements	25
Notice of Annual General Meeting	36
Glossary	IBC

Directors’ Report

The directors present their annual report and the audited financial statements for the year ended 31 March 2006.

Principal activities

The company is a holding company for a group which specialises in the development and manufacture of non- invasive lateral flow tests.

Business review

A review of the business of the group including the performance during the financial year is set out in the Chairman’s Statement on page 4. A list of the principal risks and uncertainties facing the group, is set out in the Operating and Financial Review on page 6. The Operating and Financial Review also includes details of expected future developments in the business of the group on page 9.

Details of significant events since the balance sheet date are contained in note 29 to the financial statements.

Dividends

The directors propose the payment of a dividend of 0.5p per share (2005: £nil).

Directors

The directors are as follows:

David Evans BCom, CA, MBA (aged 46), Non-executive Chairman

David has considerable expertise within the diagnostic industry. As Financial Director, he was a key member of the team that floated Shield Diagnostics Group Plc in 1993 and was Chief Executive Officer responsible for the merger of Shield Diagnostics Group Plc with Axis Biochemicals ASA of Norway in 1999 to create Axis Shield Plc, which he left in November 2000. He was appointed to the Board of BBI in January 2001 and is also currently involved in a non-executive capacity with several other companies.

Julian Baines (aged 42), Chief Executive Officer

Julian has considerable expertise in sales and quality assurance within the diagnostic industry. Prior to his appointment as Sales Director, he ran his own quality assurance consultancy, specialising in the diagnostic industry with a worldwide customer base. He was responsible for the management buy-out in November 2000 and for securing the high-profile development contracts won by BBI.

Richard Lamotte BSc, MSc, PhD (aged 44), Executive Director

Richard has over 20 years’ experience of the diagnostic market, and specialises in lateral flow assay development, manufacture, automation and equipment. Richard founded Alchemy Laboratories in 1997. Prior to this, in 1984 he graduated from Napier University with a BSc (Hons) in Biological Sciences. Prior to setting up Alchemy Laboratories he was the Technical Director for Omega Laboratories and has twice (in 1994 and 1999) won the regional John Logie Baird Award. Richard was appointed to the Board on 16 May 2006.

Kevin Wilson BSc, MSc, PhD (aged 55), Non-executive Director

Kevin is currently a consultant for Zeus Capital which he joined in 2003. Previously, he worked in corporate finance at Old Mutual Securities. Prior to that, he was in corporate finance at NatWest Markets. Kevin is a visiting fellow at the Manchester Business School, Honorary Senior Lecturer in Finance and Accounting at the University of Lancaster.

Jonathan Gregory BSc, FCA (aged 45), Non-executive Director

Jonathan qualified as a chartered accountant in 1985. He is a partner in MPE Partners LLP (formerly GLE Development Capital) which he joined in 1995. Jonathan has over 20 years’ experience working with unquoted companies. He joined the Board of BBI in November 2000 at the time of the management buy-out.

Directors’ interests

The current directors of the company, who served throughout the financial year unless stated otherwise, are as set out on page 10.

The beneficial interests of the directors serving during the financial year are set out in the Directors’ Remuneration Report on page 17 and 18.

Substantial interests

Other than the directors’ interests (refer to remuneration report), the substantial holdings of the company’s share capital that have been notified as at 19 July 2006 were as follows:

		Percentage
	Number of 2.5p	of issued
Shareholder	ordinary shares	ordinary shares
Legal & General Investment Management	3,279,084	12.42%
New Star Asset Management	2,032,000	7.69%
Gartmore Investment Management	1,578,780	5.98%
Julian Baines (Chief Executive)	1,578,318	5.98%
Cavendish Nominees	1,382,277	5.23%
Octopus Asset Management	1,194,722	4.52%
Barclay Ventures	939,389	3.56%
Cavendish Asset Management	926,600	3.51%
Foresight Venture Partners	922,730	3.49%
Rowan Dartington stockbrokers	872,466	3.30%
Invesco Perpetual	848,666	3.21%
Singer & Friedlander	847,689	3.21%
Rathbones	832,970	3.15%

Research and development

The group continues an active programme of research and development, the costs of which in the year amounted to £276,000 (2005: £271,000).

Creditor payment policy

The group agrees terms and conditions for its business transactions with suppliers. Payment is made in accordance with these terms, subject to the terms and conditions being met by the suppliers. Trade creditors of the group at 31 March 2006 were equivalent to 37 (2005: 37) days purchases based on the average daily amount invoiced by suppliers during the year.

Charitable and political contributions

During the year, charitable donations by the group amounted to £1,020 (2005: £1,023). No political donations were made during the year (2005: £nil).

Employees

BBI involves all its employees in its objectives, plans and performance and on other relevant matters of interest to employees through various communication methods and regular company meetings. The group is an equal opportunities employer and does not discriminate in the recruitment and promotion of staff. All employees, if qualified, are entitled to receive shares options within the group’s share option schemes.

The company’s policy is to recruit disabled employees for those vacancies that they are suitable to fill. Arrangements are made, where possible, for retraining employees who become disabled, to enable them to perform the duties identified as appropriate to their aptitudes and abilities.

Auditors

In the case of each of the persons who are directors of the company at the date when this report is approved:

•                  so far as each of the directors is aware, there is no relevant audit information (as defined in the Companies Act 1985) of which the company’s auditors are unaware; and

•                  each of the directors has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information (as defined) and to establish that the company’s auditors are aware of that information.

Deloitte & Touche LLP have indicated their willingness to continue in office as the company’s auditors and a resolution for their reappointment will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Stephen Young
Company Secretary
21 July 2006

Corporate Governance

Code of practice

BBI is committed to maintaining high standards of corporate governance; as an AIM company, the directors are not required to provide corporate governance and directors’ remuneration disclosures, therefore the company has adopted the AIM Model Code and the company intends to comply, as far as is practicable given the size and constitution of the Board, with the Principles of Good Governance and Code of Best Practice applicable to companies who are listed on the Official List of the UKLA (the ‘FRC 2003 Combined Code’).

Throughout the year ended 31 March 2006, the company has been in compliance with the Code provisions set out in Section 1 of the July 2003 FRC Combined Code on Corporate Governance except for the following matters:

Provision A.6.1, Performance evaluation: The Board has not undertaken a performance evaluation process during the year ended 31 March 2006 of the executive and nonexecutive directors as it is not considered necessary in view of the small size of the Board.

The Board of directors

At 31 March 2006 the Board comprised of a Chairman (non-executive), one executive director and two non-executive directors. A further executive director, Richard Lamotte, was appointed on 16 May 2006. The non-executive directors are considered by the Board to be independent in character and judgement; the Board does not consider the fact that the non-executive directors hold shares and share options in the company impairs their independence. Kevin Wilson (non-executive) is the senior independent non-executive director.

One third of the directors must be subject to retirement by rotation and can then submit themselves for re-election each year. Mr David Evans will be retiring this year and will submit himself for re-election at the AGM. The Board believes David Evans performs valuable work on behalf of the company and all of its shareholders in both managing the Board effectively and identifying and delivering corporate transactions. He has developed a commendable reputation in the City and continues to demonstrate his commitment to the Company on a regular basis. His reappointment is strongly recommended by the Board.

The Board is responsible for determining that the group is managed so as to maintain the business and achieve consistent long-term financial growth. The Board will set major policies and monitor the implementation of these by the Chief Executive, whilst delegating more detailed matters to its committees and officers including the Chief Executive and Company Secretary.

The Board holds regular meetings, where it approves major decisions, including significant items of capital expenditure, investments, treasury and dividend policy. The Board also approves the annual group budget, and performance against budget is reviewed by the Board at the meetings. Ten meetings were held during the year at which all directors were present (with the exception of Kevin Wilson and Jonathan Gregory who each missed one meeting).

Board papers including a report from the Chief Executive, and reports from Finance, Technical, Sales and Operations are circulated in advance of each Board meeting. There is also a regular flow of written and verbal information between directors irrespective of the timing of these meetings. The Company Secretary attends all Board meetings and is responsible for ensuring Board procedures are properly followed.

The terms and conditions of appointment of non-executive directors are available for inspection at the company’s registered office during normal business hours. The scope and composition of the committees are detailed below:

The audit committee

It met four times during the year and consists of two non-executive directors – Jonathan Gregory (chair of the committee) and Kevin Wilson, both of whom attended all meetings. The committee deals with monitoring the quality of internal control, ensuring that the financial performance of the company is properly measured and reported on and also ensures proper accounting standards and the application of the group’s accounting policies are adhered to; meeting with the auditors and reviewing reports from the auditors relating to accounting and internal controls. The group also considers the objectivity and independence of its auditors by a process of assessment and keeping the scope of the non-audit service and non-audit fees under review.

Deloitte & Touche LLP were appointed as the group’s auditors and tax advisers in 1999. The Board is aware of the importance of maintaining the independence of the group auditors, and does not contract for additional services from them which would compromise their audit independence. Additional services are also subject to appropriate market testing.

The audit committee keeps under review the nature and extent of audit and non-audit services provided to the group by the auditors. During the year, the committee formalised its policy and approved a set of procedures in relation to the appointment of the group’s auditors to undertake audit and non-audit work.

Under this policy, the award to the group’s auditors of auditrelated services, tax consulting services or other non-audit related services in excess of £10,000 must first be approved by the chairman of the audit committee. In addition, the group’s auditors will be required to make a formal report to the audit committee annually on the safeguards that are in place to maintain their independence and the internal safeguards in place to ensure their objectivity.

The Board has considered the need to introduce a group internal audit function but has decided that the current control mechanisms are appropriate in the context of the size and complexity of the group. The Board continues to review this position.

The audit committee has also put a whistle-blowing policy in place, which it regularly reviews.

The remuneration committee

It met twice during the year and consists of three nonexecutives – Kevin Wilson (chair of the committee), David Evans and Jonathan Gregory; all were present at each meeting.

The committee reviews the performance of executive directors and sets the scale and structure of their remuneration and reviews the basis of their service agreements with due regard to the interests of the shareholders. The remuneration committee also makes recommendations to the directors concerning the allocation of share options to employees. No director is permitted to participate in discussions or decisions concerning his own remuneration.

The nominations committee

It met once during the year and consists of three nonexecutives – David Evans (Chairman), Kevin Wilson and Jonathan Gregory; all were present at each meeting. The committee reviews the Board structure and composition, and will identify and nominate candidates to fill Board vacancies as they arise.

The company also has an administrative committee which deals with minor administrative matters; any two directors may form a quorum for this committee.

Internal control

The Board has overall responsibility for the system of internal control and for reviewing its effectiveness throughout the group. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

An ongoing process for identifying, evaluating and managing significant risks faced by the group has been in place since 28 April 2004 to the date of approval of the annual report and financial statements, and that process is regularly reviewed by the Board. The review of the effectiveness of the group’s systems of internal controls for the year ended 31 March 2006 and up to the period 21 July 2006 has been carried out by the audit committee on behalf of the Board.

Relations with shareholders

The Board acknowledges that its primary role is to represent and promote the interests of shareholders. The Board is accountable to shareholders for the performance and activities of the group. The Board encourages participation at the Annual General Meeting at which a detailed review of the business and objectives of the group are given to shareholders. The company proposes separate resolutions at the AGM for each substantially separate issue, and there is always an individual resolution relating to the annual report and financial statements. The Chairman and Chief Executive meet major shareholders several times a year, and financial results are reported to them every six months.

Going concern

After making enquiries, the Board has a reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they have continued to adopt the going concern basis in preparing the financial statements.

Directors’ Remuneration Report

This report has been prepared in accordance with the Directors’ Remuneration Report Regulations 2002 which introduced new statutory requirements for the disclosure of directors’ remuneration.

The regulations require the auditors to report to the company’s members on the “auditable part” of the directors’ remuneration report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited information
Remuneration committee

The committee meets as required to set the remuneration and other terms and conditions of employment of executive directors and the company’s policy on remuneration of the senior executives within terms of reference agreed by the Board. The committee consists of its chairman Kevin Wilson, David Evans and Jonathan Gregory.

Remuneration policy

The committee follows certain fundamental principles in deciding levels of remuneration. This includes providing base salary, which reflects the current stage of development of the group, and aligning the interests of those executives with those of its shareholders through the use of share options and bonuses linked to, amongst other things, the development of the group. The remuneration of non-executives is determined by the Board as a whole.

Basic salary

This is determined by the committee generally during March each year. In addition to basic salary, the executive director receives other benefits, mainly a car allowance and private medical insurance.

Incentive schemes/share option schemes

The executive director can be eligible for an annual performance bonus based on the performance of the group and a number of quantitative and qualitative factors including the financial results and prospects of the company. The committee has reviewed various methods of providing long-term incentives, and it remains satisfied that, for the present, given the size and nature of the group, share options remain the incentive which is best aligned to shareholder interests.

Pensions

The group operates a group personal plan for all employees and executive directors who wish to participate.

Audited information

Directors’ emoluments

				Total	Total
	Fees/basic	Benefits	Annual	2006	2005
	salary	in kind	bonus	£’000	£’000
Executive
Julian Baines	120	9	15	144	139

Non-executive
David Evans	25	—	—	25	20
Jonathan Gregory	20	—	—	20	19
Kevin Wilson	20	—	—	20	20

Aggregate emoluments	185	9	15	209	198

Directors’ pension contributions

	2006	2005
	£’000	£’000
Julian Baines	5	5

Directors’ interests in the ordinary shares of BBI Holdings plc

Director (holder of 2.5p ordinary shares)	31 March 2006 ordinary share capital	31 March 2005 ordinary share capital

Julian Baines	1,578,318	1,778,318
David Evans	303,404	303,404
Jonathan Gregory	—	—
Kevin Wilson	146,000	146,000

The directors have no interests in the shares of the subsidiary companies.

Directors’ share options

Details of the share options held by the directors at 31 March 2006 are set out below:

	Number of	Granted in	Exercise	Exercisable
Director	shares	year price	from	expiry date

Julian Baines:
EMI Scheme	212,765	47p	27.04.2007	26.04.2014
Unapproved Scheme	853,735	47p	28.04.2007	27.04.2014
David Evans	639,875	47p	26.04.2007	25.04.2014

There have been no variations to the terms and conditions or performance criteria for share options during the financial year.

The market price of the ordinary shares at 31 March 2006 was 95.5p per share, and the range during the year was 78.5p per share to 100.0p per share.

Approved by the Board

Kevin Wilson
Non-executive Director
21 July 2006

Statement of Directors’ Responsibilities

United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

•                  select suitable accounting policies and then apply them consistently;

•                  make judgements and estimates that are reasonable and prudent;

•                  state whether applicable accounting standards have been followed; and

•                  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditors’ Report to the Members of BBI Holdings Plc

We have audited the group and individual company financial statements (the “financial statements”) of BBI Holdings Plc for the year ended 31 March 2006 which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement and the related notes 1 to 29. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors’ responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, in accordance with the relevant financial reporting framework, and are properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the directors’ report is consistent with the financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read the directors’ report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors’ remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors’ remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

•                  the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group’s and the individual company’s affairs as at 31 March 2006 and of the group’s profit for the year then ended;

•                  the financial statements have been properly prepared in accordance with the Companies Act 1985; and

•                  the information given in the directors’ report is consistent with the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Cardiff
United Kingdom
21 July 2006

Consolidated Profit and Loss Account
Year ended 31 March 2006

		2006	2005
	Note	£’000	£’000
Turnover	2	6,351	4,632

Cost of sales		(2,453)	(2,089)
Gross profit		3,898	2,543
Administrative expenses:
Goodwill amortisation		(276)	(243)
Other administrative expenses		(2,528)	(1,861)
Total administrative expenses		(2,804)	(2,104)
Other operating income	4	86	103
Operating profit	4	1,180	542
Interest receivable and similar income		28	29
Interest payable and similar charges:
Exceptional amortisation of loan note arrangement fees and premium	5	—	(320)
Other (net)	5	(90)	(122)
Total interest payable and similar charges	5	(90)	(442)
Profit on ordinary activities before tax		1,118	129
Tax on profit on ordinary activities	6	(312)	(39)
Profit for the financial year	21	806	90
Earnings per ordinary share (pence)	7	3.7	0.1
Diluted earnings per ordinary share (pence)	7	2.8	0.1

All activities derive from continuing operations.

There have been no recognised gains and losses for the current or prior financial year other than as stated in the profit  and loss account and, accordingly, no separate statement of total recognised gains and losses is presented.

Consolidated Balance Sheet
Year ended 31 March 2006

		2006	2005
	Note	£’000	£’000

Fixed assets
Intangible assets	9	4,666	4,262
Tangible assets	10	1,472	1,252
Investments	11	293	—
		6,431	5,514

Current assets
Stocks	12	446	312
Debtors	13	1,097	1,063
Current asset investments	15	—	700
Cash at bank and in hand		1,452	441
		2,995	2,516
Creditors: amounts falling due within one year	16	(1,115)	(792)

Net current assets		1,880	1,724

Total assets less current liabilities		8,311	7,238

Creditors: amounts falling due after more than one year	17	(965)	(1,271)
Provision for liabilities and charges	19	(143)	(481)
Net assets		7,203	5,486

Capital and reserves
Called up share capital	20	560	533
Share premium account	21	6,985	6,101
Profit and loss account	21	(342)	(1,148)
Total shareholders’ funds	21	7,203	5,486

These financial statements were approved by the Board of directors on 21 July 2006.

Signed on behalf of the Board of Directors.

Julian Baines
Director
21 July 2006

Company Balance Sheet
Year ended 31 March 2006

		2006	2005
	Note	£’000	£’000

Fixed assets
Investments	11	4,300	4,271

Current assets
Debtors due after more than one year	13	3,452	2,473
Cash at bank and in hand		3	3
		3,455	2,476

Creditors: amounts falling due within one year	16	(18)	—
Net current assets		3,437	2,476
Total assets less current liabilities, being net assets		7,737	6,747

Capital and reserves
Called up share capital	20	560	533
Share premium account	21	6,985	6,101
Profit and loss account	21	192	113
Total shareholders’ funds	21	7,737	6,747

These financial statements were approved by the Board of directors on 21 July 2006.

Signed on behalf of the Board of directors.

Julian Baines
Director
21 July 2006

Consolidated Cash Flow Statement
Year ended 31 March 2006

		2006	2005
	Note	£’000	£’000

Net cash inflow/(outflow) from operating activities	25	1,511	(116)

Returns on investments and servicing of finance
Interest received		28	29
Interest paid		(109)	(419)

Net cash outflow from returns on investments and servicing of finance		(81)	(390)

Taxation
Corporation tax (paid)/received		(11)	7

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(340)	(85)
Payments to acquire fixed asset investments		(293)	—
Payments to acquire intangible fixed assets		(25)	—

Net cash outflow from capital expenditure and financial investment		(658)	(85)

Acquisitions
Payments to acquire unincorporated businesses		(1,038)	(1,292)

Net cash outflow from investing activities		(1,038)	(1,292)

Net cash outflow before use of liquid resources and financing		(277)	(1,876)

Management of liquid resources
Cash placed on short-term deposit		700	(700)

Financing
Issue of ordinary share capital		911	5,890
New borrowings		—	1,200
Repayment of borrowings		(286)	(4,220)
Hire purchase repayments		(37)	(47)
Net cash inflow from financing		588	2,823
Increase in cash in the year	26.27	1,011	247

Notes to the Financial Statements
Year ended 31 March 2006

1 ACCOUNTING POLICIES

The financial statements are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted, which have been applied consistently throughout the financial year and the prior financial period, are described below.

Accounting convention

The financial statements are prepared under the historical cost convention.

Basis of consolidation

The financial statements consolidate the financial information of the company and its subsidiaries drawn up to each year-end using the acquisition accounting method.

Goodwill and intangible fixed assets

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written-off on a straight-line basis over its useful economic life, which is 20 years. Provision is made for any impairment.

Tangible fixed assets

Tangible fixed assets are stated at cost less provision for accumulated depreciation. Freehold land is not depreciated. On other assets, depreciation is calculated so as to write off the cost of the tangible fixed asset concerned over its expected useful economic life. The annual rates of depreciation are as follows:

Fixtures, fittings and equipment	20%-33% straight line
Freehold buildings	2% straight line

Stocks

Stocks are valued at the lower of cost and net realisable value.

Current asset investments

Current asset investments comprise cash deposits which mature between seven days and one year from the date of deposit.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Leases

Assets obtained under finance lease and hire purchase contracts are capitalised at their fair value on acquisition and depreciated over their estimated useful lives. The finance charges are allocated over the period of the lease rentals in proportion to the capital element outstanding. Operating lease rentals are charged to income in equal amounts over the lease term.

Pension costs

The group operates a defined contribution pension scheme. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of the scheme.

Research and development

Research and development expenditure is charged to the profit and loss account as incurred.

Grants

Revenue grants are released to the profit and loss account in line with the related expenditure.

Turnover

Turnover represents amounts receivable for goods and services provided in the normal course of business, net of trade discounts, VAT and other sales-related taxes.

Revenue is recognised on despatch of the related goods. For revenue in respect of research and development contracts, the revenue is recognised as it is earned under the terms of the contract.

Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date.

Finance costs

The costs of arranging term finance are capitalised and amortised over the term of the loan.

Financial instruments

The group does not utilise any derivative instruments and does not hedge its foreign currency translation exposure.

2 TURNOVER

		2006	2005
	Note	£’000	£’000

By class of business
Gold colloid and conjugate manufacture		2,009	1,605
Contract product development		1,531	1,358
Rapid test manufacture		797	734
GlucoGel		1,836	575
Quickcards		69	140
Other sales		109	220
		6,351	4,632

Geographical analysis by destination
United Kingdom		2,452	973
Other European countries		1,102	920
North America		2,206	1,959
Rest of the World		591	780
		6,351	4,632

All of the group’s activities originate in the United Kingdom.

3 INFORMATION REGARDING DIRECTORS AND EMPLOYEES

		2006	2005
Directors’ emoluments (Group and Company)	Note	£’000	£’000

D Evans
Fees		25	20

J Gregory
Fees		20	19

K Wilson
Fees		20	20

J Baines
Salary		120	112
Bonus		15	27
Benefits in kind		9	—
Pension contributions		5	5
		149	144
Total directors’ emoluments		214	203

3 INFORMATION REGARDING DIRECTORS AND EMPLOYEES

	The Group		The Company
	2006	2005	2006	2005
	No.	No.	No.	No.

Average number of persons employed
Directors	4	4	4	4
Sales and despatch	10	7	—	—
Development and manufacture	57	44	—	—
Administration	12	9	—	—
	83	64	4	4

	£’000	£’000	£’000	£’000

Staff costs during the year (including directors)
Wages and salaries	1,826	1,381	129	—
Social security costs	164	130	15	—
Pension costs	56	47	5	—
	2,046	1,558	149	—

4 OPERATING PROFIT

	2006	2005
	£’000	£’000

Operating profit is after charging/(crediting)
Depreciation
Owned assets	88	83
Leased assets	28	28
Auditors’ remuneration
Audit	24	21
Tax services	15	14
Other services (grant audit/transaction support)	7	90
Operating lease charges
Plant and machinery	42	59
Research and development	276	271
Revenue grants receivable	(86)	(103)

5 INTEREST PAYABLE AND SIMILAR CHARGES

		2006	2005
	Note	£’000	£’000

Bank loans		109	110
Loan notes		—	(16)
Hire purchase		4	5
Exceptional amortisation of loan note arrangement fees		—	173
Exceptional amortisation of loan note premium		—	147
Adjustment arising from discounting	19	(23)	23
		90	442

6 TAX ON PROFIT ON ORDINARY ACTIVITIES

	2006	2005
	£’000	£’000
Current taxation
United Kingdom corporation tax:
Current tax on income for the year at 30% (2005: 19%)	232	4
Adjustment in respect of prior years	—	4
Total current tax	232	8

Deferred tax
Timing differences, origination and reversal	84	36
Adjustment in respect of prior years	(4)	(5)
	80	31
	312	39

The difference between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	2006	2005
	£’000	£’000

Profit on ordinary activities before tax	1,118	129

Tax on profit on ordinary activities before tax at 30% (2005: 19%)	335	25

Factors affecting charge for the year
Expenses not deductible for tax purposes	59	49
Tax losses	(85)	(32)
Capital allowances in excess of depreciation	—	(5)
Movement in short-term timing differences	—	(1)
Other	—	3
Prior year adjustments	—	4
Research and development tax relief	(60)	(35)
Non-taxable income	(6)	—
Differences in tax rates	(11)	—
Current tax charge for year	232	8

7 EARNINGS PER SHARE

Earnings per ordinary share has been calculated by dividing the profit after taxation for the period by 21,659,297 (2005: 21,050,552), being the weighted average number of ordinary shares of the company in issue in the year.

Diluted earnings per ordinary share has been calculated by dividing the profit after taxation for the period by 29,228,116 (2005: 22,724,226), being the weighted average number of ordinary shares of the company is issue in the year after accounting for share options in issue.

8 PROFIT/(LOSS) ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY

As permitted by s.230 of the Companies Act 1985, the profit and loss account of the parent company is not presented as part of these financial statements. The profit after tax of the parent company for the year was £79,000 (2005: £6,000 loss).

9 INTANGIBLE FIXED ASSETS

Group	Goodwill £’000

Cost
At 1 April 2005	5,075
Additions	680

At 31 March 2006	5,755

Amortisation
At 1 April 2005	813
Charge for year	276

At 31 March 2006	1,089

Net book value
At 31 March 2006	4,666

At 31 March 2005	4,262

Additions during the year relate to the full and final settlement of contingent consideration payable in respect of the trade acquired from Bio-Diagnostics in April 2004, which was in excess of the amounts previously provided.

10 TANGIBLE FIXED ASSETS

	Freehold	Fixtures,
	land and	fittings
	buildings	equipment	Total
Group	£’000	£’000	£’000

Cost
At 1 April 2005	1,051	689	1,740
Additions	119	221	340
Disposals	—	(19)	(19)
At 31 March 2006	1,170	891	2,061

Depreciation
At 1 April 2005	75	413	488
Charge for year	23	93	116
Disposals	—	(15)	(15)
At 31 March 2006	98	491	589

Net book value
At 31 March 2006	1,072	400	1,472
At 31 March 2005	976	276	1,252

The net book value of the group’s fixed assets at 31 March 2006 includes £55,445 (2005: £83,094) in respect of assets held under finance lease and hire purchase contracts. These assets are included within fixtures, fittings and equipment in both the current and prior year.

Freehold land and buildings includes land which is not depreciated and has a carrying value of £263,000 (2005: £263,000).

Fixtures, fittings and equipment includes assets under the course of construction of £102,669 (2005: £23,456).

11 INVESTMENTS

Group	£’000

Cost and net book value
At 1 April 2005	—
Additions and at 31 March 2006	293
293

During the financial year ended 31 March 2006, the group invested £293,000 in Quotient Diagnostics Limited in the form of convertible loan stock. If converted, this loan stock entitles BBI Holdings Plc to 12.35% of the share capital of the company.

Shares in
subsidiary
undertaking
Company	£’000

Cost and net book value
At 1 April 2005	4,271
Additions	29
At 31 March 2006	4,300

The investments are unlisted. Additional information on the subsidiaries is given below.

		Portion of ordinary
		and voting
Name	Class of shares	shares held (%)	Activity	Country of incorporation

British Biocell	Ordinary shares of	100	Manufacture and	England and Wales
International	£1 each		development of
Limited			reagents and
			diagnostic tests

BBI Research Inc	Ordinary shares of	100	Manufacture and	United States
	$0.01 each		development of
			reagents and
			diagnostic tests

BBI Healthcare Ltd	Ordinary shares of	100	Dormant	England and Wales
	£1 each		(see note 29)

12 STOCKS

	2006	2005
Group	£’000	£’000

Raw materials and consumables	210	203
Finished goods and goods for re-sale	236	109
	446	312

13 DEBTORS

	Group	Group	Company	Company
	2006	2005	2006	2005
	£’000	£’000	£’000	£’000

Trade debtors	994	963	—	—
Other debtors	42	33	—	—
Prepayments and accrued income	61	55	—	—
Amounts due from subsidiaries	—	—	3,452	2,473
Deferred tax asset	—	12	—	—
	1,097	1,063	3,452	2,473

Amounts due from subsidiaries are due after more than one year. All other amounts are due within one year.

14 DEFERRED TAX (LIABILITY)/ASSET

Group	Note	£’000

Asset at 1 April 2005		12
Charge for year	6	(80)
Liability at 31 March 2006	19	(68)

15 CURRENT ASSET INVESTMENTS

	2006	2005
Group	£’000	£’000

Cash held on short-term deposit	—	700

16 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Group	Group	Company	Company
	2006	2005	2006	2005
	£’000	£’000	£’000	£’000

Bank loans	288	284	—	—
Obligations under finance lease and hire purchase contracts	14	35	—	—
Trade creditors	243	175	—	—
Corporation tax	232	11	18
Other taxes and social security	53	60	—	—
Other creditors	61	46	—	—
Accruals and deferred income	224	181	—	—
	1,115	792	18	—

17 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2006	2005
Group	£’000	£’000

Bank loans	963	1,253
Obligations under finance lease and hire purchase contracts	2	18
	965	1,271

18 BORROWINGS

	2006	2005
Group	£’000	£’000

Bank loans	1,251	1,537
Obligations under finance lease and hire purchase contracts	16	53
	1,267	1,590
Bank loans
Analysis of maturity profile of borrowings:
Within one year or on demand	288	284
Between one and two years	291	287
Between two and five years	557	773
After more than five years	115	193
	1,251	1,537
Obligations under finance lease and hire purchase contracts
Analysis of maturity profile of borrowings:
Within one year or on demand	14	35
Between one and two years	2	14
Between two and five years	—	4
	16	53

One bank loan for £814,000 is repayable by 60 equal quarterly instalments, bears interest at 1.75% above LIBOR and repayments began in March 2001. The other bank loan for £437,000 is repayable by 12 equal six-monthly instalments, bears interest at 2% above LIBOR and repayments began in October 2004. The loans are secured by a fixed and floating charge over the assets of the group.

Obligations under finance lease and hire purchase contracts are secured on the related assets.

19 PROVISIONS FOR LIABILITIES AND CHARGES

	Contingent	Deferred
	consideration	tax
Group	£’000	£’000

At 1 April	481	(12)
Increase in provision in respect of Bio-Diagnostics	619	—
Payment in respect of Bio-Diagnostics	(1,000)	—
Payment in respect of Oran Dx Limited	(25)	—
Charge for the year	—	80
At 31 March	75	68

The contingent consideration at 31 March 2006 relates to expected payments in relation to the acquisition of certain intellectual property from Oran Dx Limited. It is expected that the £75,000 will be payable before 31 March 2007 as the relevant patent and trademarks are acquired.

The contingent consideration in relation to the trade acquired from Bio-Diagnostics Limited in April 2004 was settled in full during the year for £1,000,000.

Deferred tax is provided at 30% (2005: 19%) in respect of:

	2006	2005
Group	£’000	£’000

Capital allowances in excess of depreciation	(62)	(39)
Short-term timing differences	(6)	3
Losses	—	51
Revenue grant	—	(3)
At 31 March	(68)	12

20 CALLED UP SHARE CAPITAL

	2006	2005
Group and Company	£’000	£’000

Authorised shares
24,000,000 (2005: 24,000,000) ordinary shares of 2.5p each	600	600
Called up, allotted and fully paid
22,395,579 (2005: 21,329,139) ordinary shares of 2.5p each	560	533

On 6 December 2005, 1,066,440 ordinary shares of 2.5p each were issued for a gross cash consideration of £959,000. In accordance with Financial Reporting Standard 4 ‘Capital Instruments’, issue costs of £49,000 have been deducted from the gross proceeds to give an addition of £884,000 to the share premium account (see note 21).

On 12 May 2006 the authorised share capital of the company was increased to 100,000,000 ordinary shares of 2.5p each. Details of post year-end share allotments are provided in note 29.

21 COMBINED STATEMENT OF MOVEMENTS ON RESERVES AND RECONCILIATION OF MOVEMENT  IN SHAREHOLDERS’ FUNDS

	Share	Share	Profit and loss	Total	Total
	capital	premium	account	2006	2005
	£’000	£’000	£’000	£’000	£’000

Group
At 1 April	533	6,101	(1,148)	5,486	(501)
Shares issued	27	884	—	911	5,890
Employee Benefit Trust award	—	—	—	—	7
Profit for year	—	—	806	806	90
At 31 March	560	6,985	(342)	7,203	5,486

Company
At 1 April	533	6,101	113	6,747	856
Shares issued	27	884	—	911	5,890
Employee Benefit Trust award	—	—	—	—	7
Profit/(loss) for year	—	—	79	79	(6)
At 31 March	560	6,985	192	7,737	6,747

22 PENSION COSTS

The group operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the group in independently administered funds. The pension cost charge represents pension contributions payable to the scheme and amounted to £56,000 for the year ended 31 March 2006 (2005: £47,000). There were no accrued or pre-paid pension contributions at the year-end.

23 OPERATING LEASE COMMITMENTS

The group was committed to making the following payments during the next year in respect of operating leases:

	2006	2005
	Plant and	Plant and
	machinery	machinery
	£’000	£’000

Leases which expire:
Within one year	3	4
Between one and two years	21	9
Between two and five years	13	21
	37	34

24 RELATED PARTY TRANSACTIONS

Consultancy fees paid to the non-executive directors are included in note 3.

During the year ended 31 March 2006, the subsidiary company, British Biocell International Limited, paid Kalon Biological Limited for services amounting to £13,347 (2005: £9,185). Dr J Carney, a director of British Biocell International Limited from 1 July 2003, and BBI Holdings Limited from 1 July 2003 to 8 April 2004, is also a director of Kalon Biological Limited. There were no outstanding balances at 31 March 2006 (2005: £nil).

In accordance with Financial Reporting Standard 8, transactions by BBI Holdings Plc with its wholly owned subsidiaries are not reported as its consolidated financial statements are publicly available.

25 RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

	2006	2005
	£’000	£’000

Operating profit	1,180	542
Depreciation	116	111
Amortisation	276	243
Increase in stocks	(134)	(79)
Increase in debtors	(46)	(303)
Increase/(decrease) in creditors	119	(630)
Net cash inflow/(outflow) from operating activities	1,511	(116)

26 RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS/(DEBT)

	2006	2005
	£’000	£’000

Increase in cash in the year	1,011	247
Cash outflow from debt repayments	323	4,267
Cash flow from liquid resources	(700)	700
Cash inflow from debt financing	—	(1,200)

Change in net funds resulting from cash flows	634	4,014
New finance leases	—	(28)

Movement in net funds in the year	634	3,986
Net debt at start of year	(448)	(4,434)

Net funds/(debt) at end of year	186	(448)

27 ANALYSIS OF NET FUNDS/(DEBT)

	At 1 April			At 31 March
	2005	Cash flows	Other	2006
	£’000	£’000	£’000	£’000

Cash at bank and in hand	441	1,011	—	1,452
	441	1,011	—	1,452

Debt due within one year	(284)	286	(288)	(284)
Debt due after one year	(1,252)	—	288	(964)
Hire purchase agreements	(53)	37	—	(16)
Current asset investments	700	(700)	—	—
	(448)	634	—	186

28 FINANCIAL INSTRUMENTS

The group’s policies as regards derivatives and financial instruments are set out in the accounting policies.

As permitted by FRS 13, short-term debtors and creditors have been omitted from all disclosures other than foreign currency debtors and creditors which, at 31 March 2006, were insignificant. There were no material gains or losses recognised or carried forward at the year-end.

The interest rate risk profile of the group’s financial assets and liabilities is as follows:

	Financial assets floating rate
	2006	2005
	£’000	£’000

Sterling	1,198	911
US$	254	230

Comprising: Cash at bank	1,452	441
Current asset investments	—	700

Interest is received at 2.96% (2005: 0.7%) on cash at bank and 0% (2005: 3.2%) on current asset investments. In the prior year the current asset investments consisted of funds placed on long-term treasury deposit, however in the current year funds are placed on overnight treasury deposit, resulting in a higher rate of interest received on cash at bank.

	2006	2005
	Floating	Fixed	Total	Floating	Fixed	Total
	£’000	£’000	£’000	£’000	£’000	£’000

Comprising: Sterling
Bank loans	1,251	—	1,251	1,536	—	1,536
Finance lease and hire purchase	—	16	16	—	53	53
	1,251	16	1,267	1,536	53	1,589

There is no material difference between the carrying values and fair values of the group’s financial assets and liabilities.

The finance leases have a weighted average interest rate of 11.7% (2004: 8.0%) and are for a weighted average period of seven months (2005: 18 months).

Further details on financial liabilities are shown in note 18.

29 POST BALANCE SHEET EVENTS

On 1 April 2006, the group’s GlucoGel trade was transferred from British Biocell International Limited to BBI Healthcare Limited.

On 18 April 2006, the group acquired Alchemy Laboratories Limited, a company based in Dundee and specialising in the development and manufacture of colloidal gold based diagnostic tests. The company was acquired for £4.5 million, comprising £3.6 million in cash and £0.9 million of shares in BBI Holdings Plc. Of the cash payment, £2.2 million was raised by the placing of 3,225,807 (2.5p) shares at 93p per share on 15 May 2006. A further 786,026 (2.5p) ordinary shares were issued to Richard Lamotte, the former owner of Alchemy Laboratories Limited on his appointment to the Board on 16 May 2006.

On 4 July 2006, the group acquired 100% of the issued share capital of both Audiometrics Ltd and CDx Ltd for an initial consideration of £200,000 in cash plus ongoing royalties and milestone based payments. These companies distribute a talking blood glucose meter reader for the visually impaired, called SensoCard plus. The acquisition gives BBI exclusive distribution rights for the product within the UK and shared rights for the USA, Canada and India.

On 19 July 2006, the group acquired 100% of the issued share capital of Qnostics Limited, a molecular quality control production company based in Glasgow, for a consideration of £522,500 in cash and shares. The share element of the payment will be settled via the issue of 332,921 ordinary 2.5p shares.

On 21 July 2006 the group announced its intention to exercise an option to purchase a further 10% of the share capital of Quotient Diagnostics Limited at an exercise price of £410,000.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of BBI Holdings plc will be held at Golden Gate, Ty Glas Avenue, Cardiff, CF14 5DX on 6th September 2006 at 11am for the following purposes.

Ordinary resolutions

1.                          To receive and adopt the report of the directors and the accounts for the year ended 31st March 2006 together with the report of the auditors.

2.                          To re-appoint Deloitte & Touche LLP as the auditors and to authorise the directors to fix their remuneration.

3.                          To re-elect as a director Mr. D Evans who retires by rotation and offers himself for re-election.

4.                          THAT in substitution for any existing authority under Section 80 of the Act, but without prejudice to the exercise of any such authority prior to the date hereof, the directors be and they are hereby authorised generally and unconditionally, pursuant to section 80 of the Act to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount equal to the amount of the authorised but unissued share capital of the Company immediately prior to the passing of this resolution provided that this authority is for a period expiring at the company’s next AGM but the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired.

5.                          THAT subject to the passing of the previous resolution the directors be and they are hereby empowered pursuant to section 95(1) of the Act, to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred pursuant the authority conferred by the previous resolution as if section 89(1) of the Act did not apply to any such allotment, up to an aggregate nominal amount of £1,831,491 such power to expire at the conclusion of the company’s next AGM after the passing of this resolution, provided that such power shall be limited to:-

(a) the grant of options over up to 2,500,000 Ordinary Shares pursuant to the Approved Scheme, the Unapproved Scheme, the SAYE Scheme, the EMI Scheme and the Stand Alone Agreement approved by the Company at an EGM held on 8th April 2004;

(b) the allotment of Ordinary Shares to Inverness Medical Switzerland GmbH (“Inverness”) in the event that Inverness exercises the option granted to it on 16th June 2005 to acquire such number of Ordinary Shares in the Company as equates to 25% of the aggregate number of Ordinary Shares of the Company in issue as at that date on the basis that the price payable by Inverness shall be £1 per Ordinary Share;

(c) the allotment of equity securities, other than pursuant to sub-paragraphs (a), and (b) above, up to an aggregate nominal amount equal to 20 per cent of the Company’s issued share capital immediately following the Annual General Meeting;

save that the Company may, before this power expires or is replaced, make an offer or enter into an agreement which would or might require equity securities to be allotted after such expiry or replacement and the directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired or, as the case may be, been replaced.

By Order Of The Board

Stephen Young
Company Secretary
26 July 2006

Registered Office
Golden Gate, Ty Glas Avenue, Cardiff, CF14 5DX

Notes:

1.                          A member entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote on their behalf. A proxy need not be a member of the Company.

2.                          Completion and return of a form of proxy does not preclude a member from attending and voting at the meeting in person should they so wish.

3.                          A form of proxy is enclosed and to be valid must be completed and returned so as to reach the Registrars of the Company (together with a letter or power of attorney or other written authority, if any, under which it is signed or a notarially certified or office copy of such power or written authority) not less than forty eight hours before the time fixed for holding the meeting or any adjournment thereof.

4.                          Copies of the directors’ service contracts and a statement of the directors, share interests and those of their families will be available for inspection at the Registered Office of the Company during normal working hours on each business day from the date of this notice until the conclusion of the Annual General Meeting.

5.                          In accordance with Regulation 34(1) of the Uncertificated Securities Regulations 1995, the Company specifies that only those shareholders registered in the Company’s register of members at 11am on 4th September 2006 (or in the case of adjournment 48 hours before the time of the adjourned meeting) will be entitled to attend or vote at the meeting.

Glossary

•                  Antibodies

Any of a large variety of immunoglobulins (or fragments thereof) which are part of the immune system, and are produced to help fight against infection. Antibodies are made by a type of blood cell called a lymphocyte, and are tailor-made in response to foreign material (antigen) entering the body. Antibodies are highly specific for their particular antigen, and will bind strongly to it. In immunoassays, antibodies are raised against the analyte and used as a receptor to bind the analyte.

•                  Antigen

A protein or part of a protein which provokes an immune response and will bind to the antibodies generated.

•                  Assay

A test to detect and/or quantitate a specific analyte in a sample.

•                  Colloid

A mixture containing (gold) particles suspended in a solution.

•                  Conjugate

An entity formed by coupling 2 substances together. In immunoassays the term generally refers to the labelled entity in the assay (e.g. enzyme-labelled antibody).

•                  Electron Microscopy

Inspection with an Electron Microscope, which utilizes streams of electrons deflected from their course by an electrostatic field for magnification of objects. Images may be magnified up to 40,000 diameters.

•                  Immunogold

A method for visualizing proteins in electron microscopy within a cell using gold particles attached to an antibody that binds specifically to that protein.

•                  Glucogel

Dextrose gel (40% dextrose) frequently used by people who are in the stages of a hypoglycaemic episode. Prescribed by healthcare practitioners.

•                  Nanoparticles

Measure of gold particle within the nanometer range.

•                  Platelet

Cells involved in the clotting of blood.

•                  Reagent

Substance used in a chemical reaction.

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BBI Holdings Plc
Golden Gate
Ty Glas Avenue
Cardiff
CF14 5DX

T: +44 (0) 29 2074 7232
F: +44 (0) 29 2074 7242
E: info@bbigold.co.uk

www.bbigold.com

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